United States Securities and Exchange Commission

Washington, D.C. 20549

Form 11-K

Annual Report
Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                                          to

Commission file number 001-15202

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

W. R. Berkley Corporation Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

W. R. Berkley Corporation

475 Steamboat Road
Greenwich, CT 06830

W. R. Berkley Corporation Profit Sharing Plan
December 31, 2004 and 2003
Index to Financial Statements and Supplemental Schedule

Page(s)
Report of Independent Registered Public Accounting Firm	3

Financial Statements:
Statements of Changes in Net Assets Available for Plan Benefits as of December 31, 2004 and 2003	4

Statement of Net Assets Available for Plan Benefits for the year ended December 31, 2004	5

Notes to Financial Statements	6 - 10

* Supplemental Schedule H, Line 4i: Schedule of Assets (Held at End of Year) — December 31, 2004	11
Exhibit 23 Consent of Independent Registered Public Accounting Firm
EX-23: CONSENT

* Schedules required by Form 5500 which are not applicable have not been included.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of
W. R. Berkley Corporation Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the W. R. Berkley Corporation Profit Sharing Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2004 and 2003 and the changes in net assets available for plan benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule H, line 4i — schedule of assets (held at end of year) — December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

New York, New York
June 13, 2005

W. R. Berkley Corporation Profit Sharing Plan

Statements of Net Assets Available for Plan Benefits

December 31, 2004 and 2003

	2004	2003
Assets:
Investments, at fair value (Note 7):
W. R. Berkley Corporation Common Stock Fund	$37,264,416	$25,607,924
Mutual Funds	217,679,983	179,898,344
Participant Loans	5,605,566	4,387,310

Total investments	260,549,965	209,893,578

Contributions Receivable:
Employer	19,295,078	16,868,596
Participants	192,307	169,376

Total receivables	19,487,385	17,037,972

Net assets available for plan benefits	$280,037,350	$226,931,550

See accompanying notes to financial statements.

W. R. Berkley Corporation Profit Sharing Plan

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2004

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (Note 7)	$23,426,626
Interest and dividends	4,537,268
Loan interest	250,102

Total investment income	28,213,996

Contributions:
Employer	19,295,078
Participants	13,615,361
Rollovers	3,587,669

Total contributions	36,498,108

Total additions	64,712,104

Deductions from net assets attributed to:
Benefits paid to participants	11,570,926
Administrative expenses	35,378

Total deductions	11,606,304

Net increase in net assets available for plan benefits	53,105,800

Net assets available for plan benefits at:
Beginning of year	226,931,550

End of year	$280,037,350

See accompanying notes to financial statements.

W. R. Berkley Corporation Profit Sharing Plan

Notes to Financial Statements

(1)	Plan Description

The following brief description of the W. R. Berkley Corporation (the Company) Profit Sharing Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan.

(a) General

The Plan is a defined contribution plan and was established for the benefit of eligible employees of the Company and its participating subsidiaries. An employee becomes eligible to participate in the Plan on the first day of the calendar quarter following the first full calendar quarter in which the employee completes 250 hours of service, or on the first day of the calendar quarter following the employee’s first year in which the employee completes 1,000 hours of service. The Plan was established as of January 1, 1973, was amended and restated as of January 1, 1994 to reflect the change in tax laws, and was restated as of January 1, 1995 to reflect changes in investment elections. The Plan was further restated as of January 1, 1998 to reflect changes in the tax law and the merger of Signet Star Holdings, Inc. Profit Sharing Plan into the Plan. In March 1999, the Plan was amended to provide for full and immediate vesting of participant’s account balances whose employment was involuntarily terminated without cause in connection with the restructuring of certain subsidiaries of the Company (Restructuring Subsidiaries). In November 2001, the Plan was amended to provide participants of additional Restructuring Subsidiaries full and immediate vesting of their account balances. The Plan was further amended and restated as of January 1, 2002 to reflect relevant provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001. Effective January 1, 2003, the Plan was amended to reflect certain provisions of the final and temporary Regulations under Section 401(a)(9) of the Internal Revenue Code of 1986, as amended (the Code) published in the Federal Register on April 17, 2002 (74 Fed. Reg.18987). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Effective March 28, 2005, the Plan is amended to allow for mandatory distributions to terminated participants whose vested account balance is less than $1,000 (previous minimum was $5,000).

Effective July 1, 1997, Fidelity Management Trust Company (Fidelity) was appointed by the Profit Sharing Finance Committee as the trustee, custodian and recordkeeper for the Plan. The Company has a Profit Sharing Plan Finance Committee to select the investment alternatives provided by the Plan. The Company has a Profit Sharing Plan Administrative Committee to assist in the administration of the Plan.

(b) Contributions

The major provisions related to the contribution provisions of the Plan include: (i) the minimum annual employer contribution is 5% of eligible compensation as defined; (ii) employer contributions are made on an annual basis; (iii) a Company 401(k) Savings Account was established in conjunction with the Profit Sharing Plan, whereby a minimum of 40% of the employer contribution to the Plan is allocated to the Company 401(k) account; and (iv) employees may elect to make voluntary tax-deferred contributions up to 16% of eligible compensation, subject to certain limitations, to the employee 401(k) account. Participants reaching age 50 during the calendar year, may make a separate election to contribute additional “catch-up” contributions. In 2004, the maximum annual catch-up contribution was $3,000. The catch-up contribution will increase to $4,000 in 2005 and $5,000 in 2006. After 2006, the catch-up contribution will be adjusted for inflation in $500 increments. Participants may roll over eligible pre-tax contributions from another 401(a), 403(a), 403(b) plan, governmental 457(b) retirement plan, and taxable amounts from an Individual Retirement Account (IRA) into the Plan. Participants are suspended from making pre-tax contributions for six months after taking a hardship withdrawal from the Plan. The Board of Directors of each participating subsidiary approves employer contributions to the Plan.

(c) Participants’ Accounts

The participant recordkeeping services are provided by Fidelity. Each participant’s account is credited with the participant’s contributions, the appropriate amount of the Company’s contributions and an allocation of investment fund earnings or losses in which the participant has directed his or her contribution. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The account of each participant is valued on a daily basis.

(d) Vesting

Participants are fully vested in their employee 401(k) voluntary contributions, catch-up contributions as well as the employer contribution to their Company 401(k) account. Vesting in the portion of the employer contribution that is not allocated to the Company 401(k) account occurs at the rate of 20% per year beginning after three years of continuous employment, as defined, and participation in the Plan. In the event of death, disability or retirement, in accordance with the provisions of the Plan, the participant becomes fully vested.

(e) Payments of Benefits

On termination of employment, retirement or death, a participant or participant’s beneficiary may elect to receive the payment benefits in a lump sum or in annual installments not to exceed 15 years. Distributions to terminated participants are based upon the closing price of the funds on the date the participant requests the distribution from Fidelity. Withdrawals to active participants are based on the date the withdrawals have been approved by the Plan Administrator and are processed by Fidelity.

(f) Forfeitures

Forfeitures are retained in the Plan and are allocated among the accounts of the remaining participants as of the last day of the Plan year in which the forfeiture occurs. Forfeited employer contributions allocated during the year ended December 31, 2004, totaled $436,247.

(g) Participant loans

Effective January 1, 1996, the Plan allowed participants to borrow from their account. Participants may borrow up to 50% of their vested account balance; the minimum amount of any loan from the Plan is $1,000, and the maximum amount is the lesser of $50,000 or 50% of the value of the participant’s vested account. A participant may request a loan for any reason and the loan may be repaid over 60 months. For the purchase of a primary residence, however, the loan may be repaid over 25 years.

The interest rate charged on the loan and repaid to the participant’s account is determined by the Profit Sharing Plan Finance Committee and set for the duration of the loan. A participant may have up to two loans outstanding. Payment is made through payroll deductions or the loan may be paid in full by a lump-sum payment. A partial lump-sum repayment is not permitted. A participant with an outstanding loan balance who separates from service with the Company has the option of repaying the loan in a lump sum or continuing to pay the monthly loan payment amount directly to Fidelity.

W. R. Berkley Corporation Profit Sharing Plan
Notes to Financial Statements

(h) Investments

Participants are responsible for directing the investment of their respective accounts. The investment options in the Plan consisted of the following twenty-eight funds at December 31, 2004:

Fidelity Asset ManagerSM	Fidelity Magellan® Fund
Fidelity Contrafund®	Fidelity Overseas Fund
Fidelity Capital Appreciation	Fidelity Puritan® Fund
Fidelity Diversified International Fund	Fidelity Retirement Money Market Portfolio
Fidelity Equity Income Fund	AIM Small Company Growth Fund – Investor Class
Fidelity Freedom Income Fund®	Janus Mercury Fund
Fidelity Freedom 2000 Fund®	Janus Worldwide Fund
Fidelity Freedom 2010 Fund®	Morgan Stanley Institutional Fund Trust Value Portfolio
Fidelity Freedom 2020 Fund®	PIMCO Low Duration Fund — Administrative Class
Fidelity Freedom 2030 Fund®	PIMCO Total Return Fund — Administrative Class
Fidelity Freedom 2040 FundSM	Royce Low-Priced Stock Fund – Investment Class
Fidelity Government Income Fund	Spartan® U.S. Equity Index Fund
Fidelity Growth Company Fund	Wells Fargo Advantage Small Cap Value Fund – Class Z
Fidelity Intermediate Bond Fund	W. R. Berkley Corporation Common Stock Fund

(2)	Summary of Significant Accounting Policies

The following are the more significant accounting policies followed by the Plan:

(a) Basis of Accounting and Use of Estimates

The financial statements of the Plan are prepared under the accrual method of accounting. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, as well as disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates and assumptions.

(b) Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The stock fund is valued at its year-end unit closing price. A net asset value (NAV) per unit is determined on a daily basis. In determining the NAV, the value of the W. R. Berkley Corporation common stock is based on closing price of New York Stock Exchange (NYSE) or, if not available, the latest available price reported by the principal national securities exchange. The NAV will be adjusted by dividends paid on common stock, interest on short-term investments held in the fund and expenses of the fund. In calculating net asset value of mutual funds, investments are valued based on their market values, but when market quotations are not readily available, investments are valued based on fair value as determined in good faith in accordance with procedures established by the Trustee. Participant loans are valued at cost which approximates fair value. Purchases and sales of investments are recorded on a trade date basis. Realized gains and losses are based on specific identification method. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment management fees, including brokerage fees and commissions on the purchase and sale of securities and other related portfolio management expenses, are paid from assets of, and applied against the investment performance of, the respective investment funds.

W. R. Berkley Corporation Profit Sharing Plan
Notes to Financial Statements

(c) Plan Expenses

Certain general expenses of operating and administering the Plan are paid by the Company but may be charged against investment fund assets in the future, as determined by the Company.

(d) Payment of Benefits

Benefit payments to participants are recorded when paid.

(3)	Risks and Uncertainties

The Plan offers a number of investment options including the Company Common Stock Fund and a variety of pooled investment funds, which consist of registered investment companies. The investment funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the Statement of Changes in Net Assets Available for Plan Benefit.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the W. R. Berkley Common Stock Fund, which principally invests in security of a single issuer.

(4)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the ERISA.

In the event of termination of the Plan, all amounts credited to the participants become fully vested, and all assets remaining after payments of any expenses properly chargeable against the Plan will be distributed to the participants in accordance with the value of each participant’s account on the date of such termination.

(5)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated June 24, 1999 that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

W. R. Berkley Corporation Profit Sharing Plan
Notes to Financial Statements

(6)	Investments

The following investments represent 5% or more of the Plan’s net assets as of December 31, 2004 and 2003:

	2004	2003
W. R. Berkley Corporation Common Stock Fund	$37,264,416	$25,607,924

Mutual Funds:
Fidelity Contrafund®	42,812,787	35,571,327
Fidelity Puritan® Fund	22,007,420	19,128,926
Fidelity Retirement Money Market Portfolio	21,582,224	19,663,542
Spartan® U.S. Equity Index Fund	18,801,434	16,027,919

The net appreciation on investments (including gains and losses on investments bought and sold, as well as held) for the year ended December 31, 2004, are as follows:

W. R. Berkley Corporation Common Stock Fund	$9,389,396
Mutual funds	14,037,230

Net appreciation in fair value of investments	$23,426,626

(7)	Related Party Transactions

Certain plan investments are managed or sponsored by Fidelity Investments, an affiliate of Fidelity Management Trust Company who is the Trustee as defined by the Plan and accordingly, these transactions with Fidelity Investments qualify as party-in-interest transactions. Investments in W.R. Berkley common stock also qualify as a party-in-interest transactions.

W. R. Berkley Corporation Profit Sharing Plan

Schedule H, Line 4i– Schedule of Assets (Held at End of Year)
December 31, 2004

Identity of Issuer	Description and Number of Shares/Units	December 31, 2004
*W. R. Berkley Common Stock Fund	Common Stock Fund; 1,089,922 units	$37,264,416

*Fidelity Asset Manager SM	Mutual funds; 227,330 shares	3,685,020
*Fidelity Capital Appreciation	Mutual funds; 31,803 shares	827,842
*Fidelity Contrafund®	Mutual funds; 754,543 shares	42,812,787
*Fidelity Diversified International Fund	Mutual funds; 202,909 shares	5,811,313
*Fidelity Equity Income Fund	Mutual funds; 181,521 shares	9,580,681
*Fidelity Freedom Income Fund®	Mutual funds; 48,795 shares	549,919
*Fidelity Freedom 2000 Fund®	Mutual funds; 29,567 shares	357,164
*Fidelity Freedom 2010 Fund®	Mutual funds; 191,992 shares	2,614,936
*Fidelity Freedom 2020 Fund®	Mutual funds; 253,103 shares	3,533,313
*Fidelity Freedom 2030 Fund®	Mutual funds; 138,721 shares	1,953,185
*Fidelity Freedom 2040 FundSM	Mutual funds; 48,869 shares	404,151
*Fidelity Government Income Fund	Mutual funds; 841,783 shares	8,619,858
*Fidelity Growth Company Fund	Mutual funds; 226,997 shares	12,727,730
*Fidelity Intermediate Bond Fund	Mutual funds; 858,322 shares	9,029,551
*Fidelity Magellan® Fund	Mutual funds; 96,623 shares	10,028,551
*Fidelity Overseas Fund	Mutual funds; 166,635 shares	5,895,543
*Fidelity Puritan® Fund	Mutual funds; 1,161,341 shares	22,007,420
*Fidelity Retirement Money Market Portfolio	Mutual funds; 21,582,224 shares	21,582,224
AIM Small Company Growth Fund – Investor Class	Mutual funds; 250,682 shares	3,151,077
Janus Mercury Fund	Mutual funds; 486,544 shares	10,559,474
Janus Worldwide Fund	Mutual funds; 123,562 shares	5,116,713
Morgan Stanley Institutional Fund Trust Value Portfolio	Mutual funds; 208,797 shares	3,735,372
PIMCO Low Duration Fund - Administrative Class	Mutual funds; 165,869 shares	1,691,860
PIMCO Total Return Fund - Administrative Class	Mutual funds; 464,475 shares	4,955,944
Royce Low Priced Stock Fund – Investment Class	Mutual funds; 109,621 shares	1,680,483
*Spartan® U.S. Equity Index Fund	Mutual funds; 438,671 shares	18,801,434
Wells Fargo Advantage Small Cap Value Fund – Class Z	Mutual funds; 202,940 shares	5,966,438

Total Mutual funds		$217,679,983

*Participant Loans	977 participant loans (interest rates
	range from 4.00% to 10.25%, with
	maturities ranging from 1 to 25 years)	5,605,566

Total investments		$260,549,965

* Party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Finance Committee of W. R. Berkley Corporation Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

W. R. BERKLEY CORPORATION
PROFIT SHARING PLAN

By	Eugene G. Ballard

Eugene G. Ballard
Member, Profit Sharing Plan
Administrative Committee

June 28, 2005

Exhibit Index

Exhibit 23	Consent of Independent Registered Public Accounting Firm